Filed by Citizens Communications Company pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Commonwealth Telephone Enterprises, Inc.
Commission File No.: 0-11053

Employee FAQs

What has been announced?
Citizens Communications Company has reached an agreement to acquire Commonwealth Telephone Enterprises Inc. for $1.16 billion. This is a great incremental acquisition for us, which provides us with a logical extension to our existing presence in Pennsylvania.

What is Commonwealth Telephone Enterprises?
Commonwealth is the eleventh largest local exchange carrier in the U.S. and a leading provider of telecommunications services to rural markets in Pennsylvania. All of its operations are in Pennsylvania and have no geographical overlap with our existing operations, so it’s a great opportunity to expand our business.

Why are we making this acquisition?
Commonwealth is an attractive extension acquisition for us, and an excellent fit from a strategic, financial and operational standpoint. This transaction is consistent with our stated strategy of being the leader in providing communications services to the markets we serve.

The acquisition of Commonwealth enhances our strategic position by maintaining our focus on rural markets, while providing us with greater scale and scope in PA. It provides product expansion and revenue growth opportunities, in addition to the leveraging of our existing operations and corporate infrastructure in Pennsylvania. Upon completion of the acquisition, we will have approximately 2.6 million access lines, 388,000 High-Speed Internet subscribers and 6,600 employees.

Will I lose my job?
We are not anticipating any job losses at Citizens as a direct result of this acquisition. Synergies from this transaction will come primarily from the elimination of the Commonwealth corporate overhead.

Will this acquisition impact my pension or benefits?
No. It will have no impact on your pension or benefits.

What changes will our customers see?
This transaction will not be completed for 6-9 months and until then, our two companies will continue to operate independently, so our customers won’t see any changes in the near-term. Once the acquisition is finalized, we will be able to offer Commonwealth’s customers our full array of products and services, many of which they do not have access to now.

What will be happening to Commonwealth’s employees?
There will be no impact on Commonwealth employees in the near-term as this transaction is not expected to be complete for 6-9 months. It is important to remember that we have no overlapping operations with Commonwealth, so the bulk of Commonwealth employees will not be impacted at all by this transaction. Over the next several months, as we plan the integration of our two companies, we will be reviewing areas where there are duplicate or overlapping functions.

How will Commonwealth fit into Citizens and how will it be managed?
Jake Casey, Executive Vice President, who has led integration teams for us in the past, will lead this integration process. I am also delighted to announce that the combined business will be run on a day-to-day basis by Ken Arndt, currently Vice President, Sales and Marketing for the East Region, who will become the VP/State GM of Pennsylvania upon completion of the transaction. Commonwealth will become part of the Central Region and Ken Arndt will report to John Lass Senior Vice President and General Manager of the Central Region. Ken formerly worked at Commonwealth and brings a strong knowledge of its markets and its customers to the table. Ken’s replacement in the East Region will be announced in the near future.

When will this transaction close?
The transaction is subject to approval by Commonwealth’s shareholders, as well as the satisfaction of certain customary conditions, including necessary approvals from federal and state regulatory authorities. We expect this will take 6-9 months. We will keep you updated as we approach the closing date.

Who can I talk to if I have more questions?
If you have any questions or concerns, please do not hesitate to ask your supervisor or a member of our human resources team, or e-mail your query to frontier@frontiercorp.com and we will try to respond within 24 hours.

FORWARD LOOKING STATEMENTS

This material contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe”, “anticipate”, “expect”, and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including, but not limited, to: our ability to complete the acquisition of Commonwealth, to successfully integrate their operations and to realize the synergies from the acquisition; changes in the number of our revenue generating units; greater than anticipated competition from wireless or wireline carriers; general and local economic and employment conditions; our ability to effectively manage our operations, costs and capital spending; our ability to successfully introduce new product offerings including bundled service packages; our ability to sell enhanced services; changes in accounting policies or practices; changes in regulation in the communications industry; our ability to manage our operating expenses, capital expenditures, pay dividends and reduce or refinance our debt; adverse changes in the ratings of our debt securities; bankruptcies in the telecommunications industry; the effects of technological changes and competition on our capital expenditures and product and service offerings; increased medical, retiree and pension expenses; changes in income tax rates and tax laws; our ability to successfully renegotiate expiring union contracts; and general factors, including changes in economic, business and industry conditions. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Form 10-K and 10-Q. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This material is not a substitute for the prospectus/proxy statement Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth Telephone Enterprises, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Citizens Communications Company and Commonwealth Telephone Enterprises, Inc., and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Citizens Communications Company is set forth in the proxy statement for Citizens Communications Company’s 2006 annual meeting of shareholders. Information about the directors and executive officers of Commonwealth Telephone Enterprises, Inc. is set forth in the proxy statement for Commonwealth Telephone Enterprises, Inc.’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.